UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

CDC Software Corporation
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

12507Y108
(CUSIP Number)

November 2, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]  Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12507Y108  SCHEDULE 13G  Page 2 of 6


1. Name of Reporting Person
   Harvest Capital Strategies LLC

IRS Identification No. of Above Person
   94-3342119

2. Check the Appropriate Box if a member of a Group
   (a)  [ ]
   (b)  [ ]

3. SEC USE ONLY

4. Citizenship or Place of Organization
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. Sole Voting Power
   516,155

6. Shared Voting Power
   0

7. Sole Dispositive Power
   516,155

8. Shared Dispositive Power
   0

9. Aggregate Amount Beneficially Owned by Each Reporting
Person
   516,155

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row 9
    10.8%

12. Type of Reporting Person
    IA

CUSIP No. 12507Y108  SCHEDULE 13G  Page 3 of 6


Item 1(a).  Name of Issuer:
            CDC Software Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            11/F, ING Tower, 308 Des Voeux Road, Central Hong Kong

Item 2(a).  Names of Person Filing:
            Harvest Capital Strategies LLC ("HCS")

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            600 Montgomery Street, Suite 2000
            San Francisco, CA  94111

Item 2(c).  Citizenship:
            HCS - Delaware

Item 2(d).  Title of Class of Securities:
            Class A Ordinary Shares

Item 2(e).  CUSIP Number:
            12507Y108

Item 3.  Type of Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Exchange Act.
(b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act.
(c)  [ ] Insurance company as defined in section 3(a)(19) of the Exchange
         Act.
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 .
(e)  [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 12507Y108  SCHEDULE 13G  Page 4 of 6


 (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
     Reference is hereby made to Items 5-9 and 11 of page two (2) of this
Schedule 13G, which Items are incorporated by reference herein.
     HCS is filing this Schedule 13G because it acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold common stock that equal the aggregate amount set forth on page 2 of this Schedule 13G (the "Securities"). As investment advisor, HCS has been granted the authority to dispose of and vote the Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

     Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of HCS might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any "group" status or shared investment control with respect to such securities.

CUSIP No. 12507Y108  SCHEDULE 13G  Page 5 of 6


     The calculation of percentage of beneficial ownership in item 11 of page 2 was derived from the Issuer's 424B4 filed with the Securities and Exchange Commission on August 6, 2009 in which the Issuer stated that the number of shares of its Class A ordinary stock outstanding at August 5, 2009 was 4,800,000 shares.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. HCS is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold the Securities, HCS has been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10.  Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12507Y108  SCHEDULE 13G  Page 5 of 6


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2009

HARVEST CAPITAL STRATEGIES LLC
By:   /s/  Kevin C. Lynch
      Kevin C. Lynch
Its:  Chief Operating Officer